Form 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

March 22, 2012

Commission File Number: 001-32482

SILVER WHEATON CORP.
(Exact name of registrant as specified in its charter)

Suite 3150, 666 Burrard Street
Vancouver, British Columbia
V6C 2X8
(604) 684-9648
(Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐             Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K includes our Audited Consolidated Financial Statements for the year ended December 31, 2011, and our Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2011, which information shall be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is otherwise subject to the liabilities of that Section.

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVER WHEATON CORP. (Registrant)
March 22, 2012	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal and Corporate Secretary

EXHIBIT INDEX

99.1           Annual Financial Statements and Management Discussion and Analysis for the year ended December 31, 2011.